

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2021

Matthew McElroy
Chief Financial Officer
KnightSwan Acquisiton Corp
99 Wall Street
Suite 460
New York, NY 10005

      Re: KnightSwan Acquisiton Corp
          Draft Registration Statement on Form S-1
          Filed December 9, 2021
          CIK No. 0001885444

Dear Matthew McElroy:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joseph Ambrogi at 202-551-4821 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Real Estate & Construction

cc: Raphael M. Russo